SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Virgin Galactic Holdings, Inc.

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

92766K106

(CUSIP Number)

Mubadala Investment Company PJSC

Attention: Treasury and Investor Relations

P.O. Box 45005

Abu Dhabi

United Arab Emirates

+971 2 413 0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. 92766K106

1	NAME OF REPORTING PERSON Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 14,887,178 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 14,887,178 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 14,887,178 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 7.08%
14	TYPE OF REPORTING PERSON CO

(1)	Based on 210,403,856 shares of Common Stock of the Issuer outstanding as of August 3, 2020.

1	NAME OF REPORTING PERSON International Petroleum Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 14,887,178 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 14,887,178 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 14,887,178 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 7.08%
14	TYPE OF REPORTING PERSON CO

(1)	Based on 210,403,856 shares of Common Stock of the Issuer outstanding as of August 3, 2020.

1	NAME OF REPORTING PERSON Aabar Investments PJS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 14,887,178 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 14,887,178 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 14,887,178 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 7.08%
14	TYPE OF REPORTING PERSON OO

(1)	Based on 210,403,856 shares of Common Stock of the Issuer outstanding as of August 3, 2020.

1	NAME OF REPORTING PERSON Aabar Space, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 14,887,178 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 14,887,178 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 14,887,178 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 7.08%
14	TYPE OF REPORTING PERSON CO

(1)	Based on 210,403,856 shares of Common Stock of the Issuer outstanding as of August 3, 2020.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.0001 per share (the “Common Stock”) of Virgin Galactic Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 166 North Roadrunner Parkway, Suite 1C, Las Cruces, New Mexico 88011.

Item 2. Identity and Background.

Each of the following persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(a) This Schedule 13D is being filed jointly by:

(i) Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mubadala”), which is the sole owner of International Petroleum Investment Company PJSC.

(ii) International Petroleum Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“International Petroleum”), which is the sole owner of Aabar Investments PJS.

(iii) Aabar Investments PJS, a private joint stock company established under the laws of the Emirate of Abu Dhabi (“Aabar Investments”), which is the sole owner of Aabar Space, Inc.

(iv) Aabar Space, Inc., a company limited by shares under the laws of the British Virgin Islands (“Aabar”).

(b) The address of the principal office of Aabar is 3rd Floor, J & C Building, P.O. Box 362, Road Town, VG1110 Tortola, British Virgin Islands. The address of the principal office of Aabar Investments is P.O. Box 107888, Abu Dhabi, United Arab Emirates. The address of the principal office of International Petroleum is IPIC Square, Muroor Road (4th), P.O. Box 7528, Abu Dhabi, United Arab Emirates. The address of the principal office of Mubadala is P.O. Box 45005, Abu Dhabi, United Arab Emirates.

(c) The principal business of Mubadala is the development and management of an extensive and economically diverse portfolio of commercial initiatives designed to accelerate economic growth for the long-term benefit of Abu Dhabi. The principal business of International Petroleum is investing in securities. The principal business of Aabar Investments and Aabar is investing in securities.

Information with respect to the directors and officers of the Reporting Persons (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

The Reporting Persons, Virgin Investments Limited (“VIL”), SCH Sponsor Corp. (“Sponsor”) and Chamath Palihapitiya may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by VIL, Sponsor and Mr. Palihapitiya are not the subject of this Schedule 13D and accordingly, none of VIL, Sponsor nor Mr. Palihapitiya is included as a Reporting Person. For a description of the relationship between the Reporting Persons, VIL, Sponsor and Mr. Palihapitiya, see Item 4 below.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On July 30, 2020, Vieco 10 Limited (“V10”) distributed (the “Distribution”) all of its shares of the Issuer to its stockholders on a pro rata basis for no consideration, as a result of which VIL is now the record holder of 62,403,260 shares of the Issuer’s Common Stock and Aabar is the record holder of 14,887,178 shares of the Issuer’s Common Stock (the “Shares”). In connection with such Distribution, each of VIL and Aabar executed joinders to the Registration Rights Agreement and the Stockholders’ Agreement (the “Joinder to the RRA” and the “Joinder to the SA”, respectively), each of which is described in more detail in Item 6.

Item 4. Purpose of Transaction.

The information contained in Item 3 and Item 6 is incorporated by reference herein.

The Reporting Persons have acquired the Shares reported herein for investment purposes. The Reporting Persons may (i) sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, (ii) acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise, and/or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons also reserve the right to acquire or dispose of derivatives, convertible notes or other instruments related to Common Stock or other securities of the Issuer, provided that in its judgment such transactions are advisable.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 210,403,856 shares of Common Stock outstanding as of August 3, 2020:

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Aabar	14,887,178	7.08%	0	14,887,178	0	14,887,178
Aabar Investments	14,887,178	7.08%	0	14,887,178	0	14,887,178
International Petroleum	14,887,178	7.08%	0	14,887,178	0	14,887,178
Mubadala	14,887,178	7.08%	0	14,887,178	0	14,887,178

(1)

As discussed in Item 2 above, VIL, Sponsor and Mr. Palihapitiya are not included as Reporting Persons in this Schedule 13D, and the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock held by VIL, Sponsor and Mr. Palihapitiya.

Aabar is the record holder of the securities reported herein. Aabar is a wholly owned subsidiary of Aabar Investments, which is a wholly owned subsidiary of International Petroleum, which is a wholly owned subsidiary of Mubadala. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Aabar.

(c) Except as disclosed in this Schedule 13D, the Reporting Persons have not effected transactions in the Common Stock in the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Stockholders’ Agreement

On October 25, 2019, the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with Vieco USA, Inc. (“Vieco USA”) and other parties thereto, which sets forth, among other things, certain rights and obligations of the parties with respect to: the corporate governance of the Issuer, including director designation rights and the identity of the Chairperson of the Issuer’s Board of Directors (the “Board”); voting rights; and approval rights and limitations with respect to certain transactions. On March 16, 2020, V10 joined the Stockholders’ Agreement and took on the rights and obligations of Vieco US thereunder. In connection with the Distribution, Aabar and VIL executed a joinder to the Stockholders’ Agreement (the “Joinder to the SA”). Pursuant to the Joinder to the SA, VIL took on the rights and obligations of V10 under the Stockholders’ Agreement and Aabar became a Voting Party (as defined in the Stockholders’ Agreement).

Pursuant to the Stockholders’ Agreement, each of VIL, Sponsor, the Issuer and the Voting Parties have agreed not to take, directly or indirectly, any actions (including removing directors in a manner inconsistent with the Stockholders’ Agreement) that would frustrate, obstruct or otherwise affect the provisions of the Stockholders’ Agreement. As a Voting Party to the Stockholders’ Agreement, Aabar is required, among other things, to vote all of the Shares held by Aabar in such manner as may be necessary to elect and/or maintain in office as members of the Board the individuals designated by VIL, Sponsor, and Mr. Palihapitiya and to otherwise effect the intent of the provisions of the Stockholders’ Agreement.

Registration Rights Agreement

On October 25, 2019, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Vieco USA and other parties thereto, pursuant to which the Issuer agreed to register for resale certain shares of Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time. On March 16, 2020, V10 joined the Registration Rights Agreement and took on the rights and obligations of Vieco US thereunder. In connection with the Distribution, Aabar and VIL executed a joinder to the Registration Rights Agreement (the “Joinder to the RRA”). Pursuant to the Joinder to the RRA, VIL took on the rights and obligations of V10 under the Registration Rights Agreement and Aabar became a Holder (as defined in the Registration Rights Agreement) under the Registration Rights Agreement.

Under the Registration Rights Agreement, the Issuer agreed to register for resale certain shares of Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time. The Registration Rights Agreement contains certain restrictions on transfer with respect to 50% of the shares of Common Stock initially received by Vieco USA, including a two-year lock-up of such shares. Therefore, pursuant to the Registration Rights Agreement, as amended by the Joinder to the RA, Aabar cannot transfer 11,055,359 of its 14,887,178 shares it received from V10 until October 25, 2021, subject to the exceptions contained therein. Aabar is also entitled to certain demand and piggyback registration rights as a Holder under the Registration Rights Agreement, as amended by the Joinder to the RRA.

The foregoing descriptions of the Stockholders’ Agreement, Registration Rights Agreement, Joinder to the SA and the Joinder to the RRA do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

2	Stockholders’ Agreement, dated October 25, 2019, by and among the Issuer, Sponsor, Chamath Palihapitiya and Vieco USA (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed on October 29, 2019).

3	Amended and Restated Registration Rights Agreement, dated October 25, 2019, by and among the Issuer, Vieco USA, Sponsor and Chamath Palihapitiya (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed on October 29, 2019).

4	Joinder to Amended and Restated Registration Rights Agreement, dated July 30, 2020, by and between the Issuer, VIL and Aabar (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on July 30, 2020).

5	Joinder to Stockholders’ Agreement, dated July 30, 2020, by and between the Issuer, VIL and Aabar (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on July 30, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 7, 2020

MUBADALA INVESTMENT COMPANY PJSC

By:	/s/ Samer Halawa

Name:	Samer Halawa
Title:	Authorized Signatory

INTERNATIONAL PETROLEUM INVESTMENT COMPANY PJSC

By:	/s/ Samer Halawa

Name:	Samer Halawa
Title:	Authorized Signatory

AABAR INVESTMENTS PJS

By:	/s/ Waleed Al Mokarrab Al Muhairi

Name:	Waleed Al Mokarrab Al Muhairi
Title:	Chairman

AABAR SPACE, INC.

By:	/s/ Gaston Urda

Name:	Gaston Urda
Title:	Director

Schedule A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Aabar Space, Inc., Aabar Investments PJS, International Petroleum Investment Company PJSC and Mubadala Investment Company PJSC are set forth below.

Mubadala Investment Company PJSC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Directors

His Highness Sheikh Mohamed bin Zayed Al Nahyan	Crown Prince of Abu Dhabi and Deputy Supreme Commander of the UAE Armed Forces, and Chairman of the Executive Council, Chairman	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

His Highness Sheikh Mansour bin Zayed Al Nahyan	Deputy Prime Minister and Minister of Presidential Affairs of the United Arab Emirates, Vice-Chairman	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Khaldoon Khalifa Al Mubarak	Group Chief Executive Officer & Managing Director, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

His Excellency Mohammed Ahmed Al Bowardi	Minister of State for Defence Affairs, Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

His Excellency Suhail Mohamed Faraj Al Mazrouei	UAE Minister of Energy & Industry, Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Mahmood Ebraheem Al Mahmood	Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

His Excellency Abdulhamid Saeed	Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Executive Officers

Khaldoon Khalifa Al Mubarak	Group Chief Executive Officer and Managing Director	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Waleed Al Mokarrab Al Muhairi	Deputy Group CEO, Chief Executive Officer of Alternative Investments and Infrastructure	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Homaid Al Shimmari	Deputy Group CEO, Chief Corporate & Human Capital Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Carlos Obeid	Chief Financial Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Lebanon

Samer Saleh Halawa	Chief Legal Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Jordan

Ahmed Yahia Al Idrissi	Chief Executive Officer, Technology, Manufacturing and Mining	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Canada

Hani Barhoush	Executive Director, Mubadala Capital	P.O. Box 45005, Abu Dhabi, United Arab Emirates	United States

Khaled Al Qubaisi	Chief Executive Officer, Aerospace, Renewables and ICT	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Ahmed Al Calily	Chief Strategy and Risk Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Mussabeh Al Kaabi	Chief Executive Officer, Petroleum & Petrochemicals	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

International Petroleum Investment Company PJSC

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Homaid Al Shimmari	Deputy Group CEO, Chief Corporate & Human Capital Officer, Mubadala Investment Company	IPIC Square, Muroor Road (4th) P.O. Box 7528 Abu Dhabi United Arab Emirates	UAE

Ali Eid Al Mheiri	Executive Director—Real Estate & Infrastructure, Real Estate & Infrastructure, Mubadala Investment Company	IPIC Square, Muroor Road (4th) P.O. Box 7528 Abu Dhabi United Arab Emirates	UAE

Saeed Mohammad Al Mazrouei	Deputy Chief Financial Officer, Mergers & Acquisitions, Mubadala Investment Company	IPIC Square, Muroor Road (4th) P.O. Box 7528 Abu Dhabi United Arab Emirates	UAE

Marwan Naim Nijmeh	Deputy Chief Legal Officer, Legal & Governance, Mubadala Investment Company	IPIC Square, Muroor Road (4th) P.O. Box 7528 Abu Dhabi United Arab Emirates	Jordan

Aabar Investments PJS

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Waleed Al Mokarrab Al Muhairi	Deputy Group CEO & Chief Executive Officer, Alternative Investments and Infrastructure, Mubadala Investment Company	P.O. Box 107888 Abu Dhabi United Arab Emirates	UAE

Mohamed Hamad Al Mehairi	Executive Director—Financial Institutions, Mubadala Investment Company	P.O. Box 107888 Abu Dhabi United Arab Emirates	UAE

Mohamed Ali Al Fahim	Senior Vice President—Office of the Chief Corporate and Human Capital Officer, Mubadala Investment Company	P.O. Box 107888 Abu Dhabi United Arab Emirates	UAE

Ali Eid Al Mheiri	Executive Director—Real Estate & Infrastructure, Real Estate & Infrastructure, Mubadala Investment Company	P.O. Box 107888 Abu Dhabi United Arab Emirates	UAE

Saeed Mohammed Al Mazrouei	Deputy Chief Financial Officer, Mergers & Acquisitions, Mubadala Investment Company	P.O. Box 107888 Abu Dhabi United Arab Emirates	UAE

Aabar Space, Inc.

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Sara Zaher Elhawi	Legal Counsel —Legal & Governance, Mubadala Investment Company	3rd Floor, J & C Building, P.O. Box 362, Road Town VG1110 Tortola British Virgin Islands	Canadian

Gaston Eduardo Urda	Senior Advisor—CEO Office—Aerospace, Renewables & ICT, CEO Office, Mubadala Investment Company	3rd Floor, J & C Building, P.O. Box 362, Road Town VG1110 Tortola British Virgin Islands	Argentina